

March 18, 2011

Joanny Kwok
Chief Executive Officer
Kiabo Foods Co Ltd
c/o L and R Service Company of Nevada, LLC
3993 Howard Hughes Pkwy, Suite 600
Las Vegas, NV 89169

> **Re: Kiabo Foods Co Ltd, formerly known as CFO Consultants, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 18, 2011**
> **File No. 333-172331**

Dear Ms. Kwok:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   You make a number of statements throughout the prospectus regarding your markets and your status in those markets. Please provide us with objective third party support for those statements. The following are examples of those statements:

- "[w]e are a leading PRC producer of high quality potato starch…"

- "we have a successful track record…"

- "we are among the top five makers of premium native potato starch in the PRC…"

In the alternative, delete such statements.

3.   Please provide updated disclosure with each amendment. In that regard, we note changes addressed in your Schedule 14C filed February 11, 2011 have taken effect from your Form 8-K filed March 15, 2011. Please make changes throughout the filing to reflect the total number of your authorized shares of capital stock, the effect of the reverse stock split, the addition of a class of blank check preferred stock, the effect of your election to not be governed by the business combination statute under the Nevada Private Corporations Law, and the change of the name of the Company to "Kaibo Foods Company Limited."

4.   We also note disclosure regarding shares that still need to be issued following the increase in the number of shares outstanding from your Form 8-K filed October 22, 2010. Please provide updated disclosure throughout the filing regarding any new or pending issuance of securities to the Waibo Shareholders or Millennium Capital, Inc.

5.   We note that the shares being registered were issued to the selling shareholders in December 2011 and represent approximately 62% of the shares not held by Ms. Kwok (approximately 68% of the shares not held by Ms. Kwock if the common shares underlying the warrants are included in the shares being sold and total shares outstanding). Given the length of time the selling shareholders have held their shares, the fact that a majority of the shares not held by Ms. Kwok are included in the offering, and the circumstances under which the selling shareholders received their shares, it appears that this offering is an indirect primary offering that is ineligible for Rule 415(a). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters.

If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

6.   Please be mindful of the financial statement updating requirements of Rule 8-08 of Regulation S-X.

7.   Please file all material exhibits required pursuant to Item 601 of Regulation S-K. In particular, please file the contracts referenced in your risk factor, "Contract Drafting, Interpretation and Enforcement…," on page 20.

Prospectus Summary, page 1

8.   Clarify the period for which you will enjoy no income taxes.

Risk Factors, page 7

9.   Please revise to present risk factors applicable to the company. In particular, we note the disclosure regarding "PRC governmental regulation of foreign investment in oil and gas equipment and services/clean technology companies in China."

10.   We also note that the company is already subject to the reporting requirements of a public company. Please modify your risk factor disclosure accordingly.

PRC Regulations Relating to the Establishment of Offshore Companies…, page 15

11.   We note your statement that "[yo]ur ultimate shareholders are all non PRC citizens." Please clarify what is meant by an "ultimate shareholder."

Liquidity and Capital Resources, page 33

12.   We note your disclosure that you believe your sources of liquidity will be satisfied by using a combination of cash provided by operating activities and proceeds from future offerings. Please include risk factor disclosure addressing risks associated with future offerings, including the potential dilutive effect on current and future shareholders.

13.   Expand your discussion to address the costs, timing and financing sources of the expansions you discuss under "Our Strategy" on page 2.

Our History and Corporate Structure, page 40

14.   Please include in your disclosure a diagram of your corporate structure similar to the one provided in your Form 8-K filed October 22, 2010. Please indicate clearly in the diagram the shares the selling shareholders will be offering. We may have further comments.

15.   Please revise this section to disclose the equity owners of Kai Bo Holdings Limited and to identify any material relationship of each such owner to you or your subsidiaries, including any contractual relationships due to your sole operations in the People's Republic of China. In addition, please disclose in this section any agreements among Ms. Joanny Kwok, Mr. Jacky Kwok, Ms. Lam Yukang and Kai Bo Holdings Limited.

Production Process, page 46

16.   We note disclosure regarding PRC Government Regulations on Environmental Protection and risk factor disclosure regarding the regular discharge of waste water and materials from your production processes. Please include further disclosure regarding the source of the regular discharge of waste water and materials.

Management, page 59

17.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. Please see Item 401(e) of Regulation S-K.

Executive Compensation, page 61

18.   Please revise your Summary Compensation Table to match the summary compensation table set forth in Item 402(n) of Regulation S-K.

Selling Stockholders, page 62

19.   We note your disclosure that "none of the Selling Stockholders is a FINRA member or an affiliate of a FINRA member." Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter.   In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   •   the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   •   at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Transactions with Related Persons…, page 71

20.   Clarify the status of the holdings of Orion Investments, Inc.

Note 1 – Organization and Business of the Company, page F-27

21.   Please expand your disclosure to state the amount of net assets acquired by Hong Kong Wai Bo International Limited from CFO Consultants, Inc.

We would expect your statements of shareholders' equity as of December 31, 2010 to reflect the 361,920,000 common shares issued by CFO Consultants to HK Wai Bo. Additionally, we would expect the amount of net assets acquired from CFO Consultants, along with CFO Consultants' number of common shares outstanding immediately before the reverse merger, to be shown on a recapitalization line item. You may refer to FASB ASC paragraph 805-40-45-2(d) for more details.

Exhibit 5.1

22.   We note the statement in the legal opinion that "[i]t is [counsels'] understanding that the Company has retained the law firm of Loeb & Loeb LLP to represent it with respect to the Registration Statement and matters of federal securities laws," and that the opinion excludes securities laws. Please obtain and file opinion of counsel with a legal opinion regarding the shares listed in the registration statement that includes "the Registration Statement and matters of federal securities laws" and securities laws.

23.   We note the statement in the legal opinion that the opinion "is not to be utilized or relied upon for any other purpose without [counsels'] prior written consent." Please obtain and file an opinion of counsel that does not indicate a limitation on the use of the legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, Staff Attorney, at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Mitchell Nussbaum